Sarah McBride Selis
4062 Lago di Grata Circle, San Diego, CA 92130
Sarah@missionbrewery.com
858-761-6855

Experience:

1/2009-present   **Mission Brewery, Inc**   San Diego, CA
V.P. Sales and Marketing/Owner

- In partnership with CEO-Owner, provide direction on services and product offerings for national award-winning craft brewing company with distribution in 25 states. From inception of brewery in 2006, defined key brand pillars and ensured that brand is reflected across key customer touch points within all branding materials and marketing materials. Serve as thought leader around introduction of new products. Product launches include up to 20 primary, seasonal, limited release beer and malt beverage offerings. Launched unique product, hard root beer, which saw $1 million in revenue within the first 6 months of launch.
- Oversee Marketing Manager and provide final corporate decision on campaigns, communication strategy and local product co-branding efforts. Successfully developed a strong co-branding relationship with San Diego Padres and are featured on "Craft Row" within the ball park. Designed in-house brewery tasting room to reflect a rustic and hip establishment. Contracted with local food truck vendors to provide food to customers allowing brewery to avoid engaging in the restaurant business but while providing food offerings to customers increasing the length of customer visit.
- Developed partnerships with local providers focused on package design, artwork, copywriting and social media. Negotiated contracts that benefitted the overall marketing budget by incorporating exchange of product and services with brewery products.
- Plan and direct corporate alliances with various non-profit organizations. Created and implemented "Oksoldier Fest" event to raise money for Warrior Foundation. Contracted with 40 local breweries, local entertainment groups, and local food vendors. Managed advertising and marketing campaign to drive ticket sales across the Greater San Diego Area. Worked closely with City of San Diego to ensure appropriate permits were obtained prior to event. Event raised $100K in profit for Wounded Warrior Program. Conducted other in-brewery events both to raise funds and to create awareness for such organizations as; The Barking Lot Dog Rescue, Guide Dogs for the Blind, Warrior Foundation, Helping Hands and various children foundations.

1/2007 - 1/2009   **e Home Connect**   San Diego, CA
Owner/Broker

- Managed a team of *Short Sale Specialists (three negotiators and five processors)* while personally managing a pipeline of over 2000 homeowners with distressed properties nationwide. Implemented processes and procedures allowing for high quality customer service in order to ensure homeowner expectations were met while communicating to customers on their responsibilities throughout the process. Successfully closed over 400 internally processed short sales and referred out 1500 short sales to local Realtor experts.
- Developed 184 realtor network partners through all 50 states in an effort to drive efficient sales of distressed properties.
- Provided customers with real estate advice based on specific state and federal laws applying to foreclosures and short sales and provided consulting on relationships with brokers and financial institutions. Acted as short sale expert for various broker organizations.
- Gathered conditions of sales, including residential purchase agreements and financial documentation prior to submittal of specific short sale package to each lender.
- Managed day to day operations of organization which included realtor relationships, vendor negotiations, recruitment of staff, coaching and corrective actions of staff, external marketing campaigns, and accounting processes.

5/2005 – 10/2006	**<u>Meridian Mortgage</u> – a Wells Fargo Home Mortgage Company** *President*	San Diego, CA

- Directed mortgage sales activities of 22 Wells Fargo Home Mortgage (WFHM) branches through national joint venture relationship focused on leveraging sales leads generated and managed through *The Ryness Company*; a national new home sales and marketing company.
- Established and maintained relationships with *The Ryness Company* upper management team in an effort to ensure new home communities were aligned with WFHM to generate profit for both Meridian Mortgage and WFHM.
- Developed strong influence over 22 branch sales managers within Wells Fargo to ensure sales team members were assigned to new home projects and providing high levels of customer service to each new home community. Managed, through the branch manager, the activities of over 25 mortgage sales professionals. Provided relationship and sales development coaching.
  - *Sales: -* 2005 volume $218 million: $910,000 in Net Income: 887 units closed/2006 volume $222 MM: $918,000 in Net Income: 942 units closed

5/2004 - 5/2005	**<u>DHI Mortgage</u> – a D.R. Horton Company** *Branch Manager*	Carlsbad, CA

- Managed team of 21 mortgage loan officers from *Continental Homes and Western Pacific Housing* by establishing consistent management practices; included establishing individual business plans and sales goals, providing coaching/mentoring, and managing employee relations. Developed sales consultants and drove loan officer productivity. Managed team of 10 operations professionals including management of Operations Manager. Ensured team approach to drive loan closing dates to ensure builder's and customer's expectations and satisfaction was met.
- Directed mortgage sales and operations activities for *Continental Homes and Western Pacific Housing,* which included assigning loan officers to various new home projects and sales staff. Developed and maintained strong builder customer relationship by partnering with *Continental Homes and Western Pacific Housing* leadership team, attending builder executive committee meetings and by delivering on sales commitments.
- Successfully drove capture rate from low 30's to 90's resulting in increased volume. Effectively managed budget to ensure low variable expenses and high profitability; achieved $1MM NOI.
- Conducted analysis of business processes and implemented operational improvements which streamlined the work flow and sales systems within division driving ability to successfully close loans and meet customer expectations.

2/2000 - 5/2003	**<u>San Francisco Funding, Inc.</u>** *Owner/Broker/Vice President of Sales*	San Francisco, CA

- Developed and managed relationships with company's major builder accounts in both   San Francisco Bay Area and San Diego.
- Provided sales and operational leadership to 45 loan officers and 12 loan processors.
- Sales team generated an annual volume average of $400MM
- Managed compliance and shipping to ensure credit lines were cleared daily.
- Successfully managed fast growth with innovation and perseverance.

11/1995 - -12/2000	**<u>Wells Fargo Home Mortgage</u>** *Sr. Loan Officer*	San Francisco, CA

- Five year Leaders Club (Top 10%) designated mortgage sales officer.
- Established and managed high profile builder accounts in San Francisco Bay Area.

Licenses & Certifications
California Real Estate Broker's License

Education
B.A. in Communications, University of California at Santa Barbara